UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  2)



                         MALAN REALTY INVESTORS, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  561063-10-8
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 30, 1996
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 561063-10-8

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Peter T. Kross

2        Check The Appropriate Box If A Member of a Group*    (a)[ ]
                                                              (b)[ ]
3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                          [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   220,000 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   0
     Each
   Reporting             9  Sole Dispositive Power
    Person                    220,000 shares
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          220,000 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                       [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.4%

14       Type Of Reporting Person*
         IN

         This is Amendment No. 2 to the Schedule 13D filed by Peter T. Kross relating to the common stock, par value $.01 per share (the "Common Stock"), of Malan Realty Investors, Inc. (the "Issuer"). Items 3 and 5 are hereby amended.

Item 3.  Source and Amount of Funds or Other Consideration.

         The amount of funds expended to date by Mr. Kross to acquire the shares as reported herein is $3,032,723. Such funds were provided in part from Mr. Kross's personal funds and in part by loans from Everen Securities, Inc. Mr. Kross has a margin account with Everen Securities, Inc., ("Everen"), and has used the proceeds from loans made by Everen to purchase a portion of the shares of Common Stock of the Issuer that he presently owns. All of the marginable securities owned by Mr. Kross and held in his brokerage account at Everen are pledged as collateral for the repayment of margin loans made to Mr. Kross by Everen. A copy of Mr. Kross's margin account agreement with Everen was filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Kross beneficially owns all of the 220,000 shares of Common Stock reported herein, which constitutes 6.4% of the issued and outstanding shares of the Issuer's Common Stock, based on the Issuer's most recent Quarterly Report on Form 10-Q.

         (b) Mr. Kross has the sole right to vote and dispose of all of the shares described in (a) above.

         (c) The only transactions in the Common Stock by Mr. Kross during the past 60 days are as follows:
                                       Per Share
Date                 No. of Shares  Purchase Price   Total Price
September 11, 1996     5,000            14.25         $ 71,250
September 12, 1996     5,000            14.25           71,250
October 10, 1996      10,000            14.125         141,250
October 14, 1996       2,000            14.00           28,000
October 30, 1996       6,000            14.125          84,750

         (d)     Not applicable.

         (e)     Not applicable.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 1996


                                    /S/ PETER T. KROSS
                                    Peter T.  Kross